

February 25, 2016

Mail Stop 4561

Todd H. Siegel
Chief Executive Officer
Affinion Group Holdings, Inc.
6 High Ridge Park
Stamford, CT 06905

> **Re: Affinion Group Holdings, Inc.**
> **Registration Statement on Form 10**
> **File No. 000-55577**
> **Filed January 29, 2016**

Dear Mr. Siegel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Your registration statement on Form 10 will be effective automatically 60 days after the filing date of your initial registration statement, unless you request acceleration for an earlier effective date or withdraw your filing. See Section 12(g)(1) of the Securities Exchange Act of 1934. After 60 days you will be subject to the periodic reporting requirements of Section 13(a) of the Exchange Act, the proxy rules under Section 14(a) of the Exchange Act, the tender offer rules, and investor reporting requirements under Sections 13(d) and 16(a) of the Exchange Act.

Business, page 1

2.      On page 2, you describe your business model as being "characterized by substantial recurring revenues, strong operating margins and significant cash flows." Please provide the basis for this statement. We note, for example, that you do not provide a comparative discussion of operating margins, generated negative operating cash flows for the three months ended September 30, 2015 and inconsistent operating cash flows from 2012 through 2014, and you do not provide key metrics related to recurring revenue in your supplemental data that you provide on page 52.

3.      You indicate that revenue from your existing customer base has "historically generated approximately 80% of [y]our next twelve months net revenue." Please clarify the periods this statistic covers and describe how it is measured.

Industry Overview, page 8

4.      Please supplementally provide us the 2013 Colloquy Loyalty Consensus Report described on page 8 to support the cited industry statistics. In your response, please cross-reference each statistic to the relevant page in the report.

Third Party Vendors, page 17

5.      On pages 32 and 131, you indicate that you may be subject to indemnification payments for claims from your marketing partners for their losses related to customer refunds, fines, and legal costs. Please clarify whether you have any agreements with your third-party vendors indemnifying you should you receive claims from your marketing partners or end-customers related to products or services provided by your vendors.

6.      Please clarify which of your significant programs, products or services you provide in-house or through an affiliate versus using a third-party vendor. Also, please clarify whether there are any significant differences in margins between offerings provided by third-party vendors or your own offerings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Overview, page 44

7.      We note that in 2016 you will operate four new operating segments, including the Legacy Membership and Package segment. According to your discussion on page 46, this segment will contain global membership programs that you will no longer actively market and expect cash flows and revenues to decline over time due to attrition. Please

quantify the size of this segment and provide a more detailed description of the programs that would be included in this new segment.

## 2015 Exchange Offers, Rights Offering and Reclassification, page 50

8.  Prior to the 2015 Exchange Offer, Rights Offering and Reclassification, Affinion Holding Group LLC ("Parent LLC"), your former parent and an affiliate of Apollo, and General Atlantic owned 91% of your shares of common stock. Please revise to clarify how many Class A Common Stock shares were reclassified into Class C and Class Common Stock. Further, please disclose how many shares of Class C and Class D Common Stock were issued to Parent LLC and General Atlantic and what percentage of your total outstanding shares of common stock these shares represent.

## Results of Operation, page 52

9.  On pages 55, 56, and 60, you explain that Membership Products net revenues primarily decreased due to the challenges and/or attrition in your large financial institution marketing partners. Please provide more quantitative or qualitative details to explain these changes. We note, for example, that your revenues are concentrated with your top 10 marketing partners. If the decline is related to the loss of a specific marketing partner that terminated a contract, for example, you should describe the termination and quantify the decline in revenue related to that marketing partner.

## Financial Condition, Liquidity and Capital Resources

## Liquidity and Capital Resources, page 69

10.  Please revise to explain in greater detail why you believe based on your current operations and anticipated growth, coupled with your flexibility in the amount and timing of marketing expenditures, your cash on hand, cash flows from operating activities and borrowing availability under Affinion's revolving credit facility will be sufficient to meet your liquidity needs for the next twelve months and in the foreseeable future, including quarterly amortization payments on Affinion's first lien term loan facility under Affinion's $1.3 billion amended and restated senior secured credit facility. An enhanced discussion of why you believe you have sufficient capital resources to meet your liquidity needs in both the short-term and long-term appears necessary considering your negative working capital positon, current and long-term debt obligations, current available borrowing capacity under the revolving credit facility and the uncertainties related to your operating cash flows. We refer to Item 303(a) of Regulation S-K and SEC Release 33-8350.

11.  Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements.

Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In this regard, we note that there were material changes in several working capital line items, however, you have not disclosed why these changes occurred and how they impacted operating cash flow. Also, tell us how you considered disclosing the day's sales outstanding ("DSO") for accounts receivable at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

12. We note from your disclosures that the term loan facility also requires mandatory prepayments of the outstanding term loans based on excess cash flow, if any, and the proceeds from certain specified transactions. Please revise your disclosures to discuss the terms and conditions associated with the mandatory prepayments based on excess cash flow and the certain specified transactions. In addition, consider revising your liquidity disclosure to discuss the impact of these features on your cash flows.

Security Ownership of Certain Beneficial Owners and Management, page 86

13. Please clarify whether Third Avenue, Allianz, Empyrean, PennantPark, and Ares have received consents or made the required filings with state regulators to vote in excess of 9.99% of the issued common stock that they each beneficial own.

14. Please advise us why you disclose in note (d) to the beneficial ownership table that PennantPark Investment Advisers, LLC and Messrs. Penn, Briones, Giannetti III and Williams Jr. disclaim beneficial ownership with respect to the common stock owned of record by the PennantPark Entities except to extent of their pecuniary interest. In this regard, it is unclear how pecuniary interest is relevant to the determination of beneficial ownership under Rule 13d-3 or why you provide a disclaimer on behalf of an investor. Otherwise, please remove this disclaimer.

Board Composition, page 92

15. Please revise to identify any independent directors and to explain how you define independence. Please refer to Item 407(a) of Regulation S-K.

Executive Compensation

Performance-Based Incentive Compensation, page 95

16. Please disclose the specific Adjusted EBITDA and Adjusted Cash Flow goals used to assess the annual incentive-based compensation to be awarded to your named executive officers for the 2015 Performance Incentive Plan Award. Please refer to Item 402(b)(2)(v)-(vii) of Regulation S-K. If you are relying on Instruction 4 to Item 402(b),

please provide us an analysis why you believe disclosure of such targets would cause you substantial competitive harm.

2015 Retention Award Program, page 97

17. Please describe the criteria used by your compensation committee to determine the amount of cash bonuses and restricted stock units under the 2015 Retention Award Program for each named executive officer, as described on pages 96-97 and 106.

Compensation Committee Interlocks and Insider Participation, page 115

18. Please update your disclosure on page 115 to provide the information required by Item 407(e)(4) of Regulation S-K for your compensation committee for the fiscal year ended 2015.

Recent Sales of Unregistered Securities, page 134

19. Please revise to include the shares of Affinion Holdings' Class C and Class D common stock that was issued after conversion of Affinion's Class A Common Stock. Refer to Item 701 of Regulation S-K.

Description of Registrant's Securities To Be Registered

Shareholders Agreement, page 142

20. On page 144, you indicate that the Shareholder Agreement will terminate upon the occurrence of a "qualified initial public offering." Please revise to define this term.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

21. We note from your disclosures on page 137 that as of the date of this Registration Statement, Affinion Holdings has outstanding (i) 9,093,330 shares of Common Stock, (ii) 490,083 shares of Class C Common Stock and (iii) 515,877 shares of Class D Common Stock. Please tell us whether you plan to provide separate financial statement captions for each class of common stock issued and outstanding on the face of your consolidated balance sheets. We refer you to Rule 5-02.29 of Regulation S-X.

Consolidated Statements of Comprehensive Income, page F-4

22. We note from your disclosures beginning on page 137 the disparate voting and dividend rights for the different classes of newly issued Common Stock. Please tell us whether

you plan to disclose earnings per share data for each class of Common Stock on the face of your income statements. If the amounts are the same for each class of Common Stock, clearly state so on the face of the income statements. We refer you to ASC 260-10-15-2 and ASC 260-10-50.

Note 9. Long-Term Debt, page F-20

23.    Please tell us the fair value of your newly issued Common Stock, Class C Common Stock and Class D Common Stock on November 9, 2015, the date you completed the 2015 Exchange Offers, Rights Offering and Reclassification. In addition, please explain how you accounted for the Exchange Offer, Rights Offering and the reclassification. Cite the accounting literature that supports your accounting. In addition, indicate how you determined the conversion price in the following: (i) the conversion price for the 2013 senior notes that were exchanged for 1,769,104 shares of New Common Stock and (ii) the conversion price for the Investments senior subordinated notes that were exchanged for 5,236,517 shares of New Common Stock and (iii) the price for the 2,483,333 shares of New Common Stock issued in connection with the International Notes.

Note 17. Segment Information, page F-40

24.    We note that a significant portion of your revenues are included in "other" geographic revenues. To the extent material, revenues by foreign country may need to be separately disclosed. Please tell us how you considered the guidance in ASC 280-10-50-41.

Note 18. Selected Quarterly Data, page F-43

25.    Please revise your disclosures to include earnings per share information for each period presented. We refer you to Item 302 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney Advisor, at (202) 551-3297 or me at (202)-551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney Advisor
Office of Information
Technologies and Services

cc:     Rosa Testani, Esq.
        Akin Gump Strauss Hauer & Feld LLP